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PROSPECTUS SUPPLEMENT                          FILED PURSUANT TO RULE 424(b)(3)
DATED MAY 28, 1998

TO PROSPECTUS DATED DECEMBER 10, 1997          REGISTRATION NO. 333-22705


                             THOUSAND TRAILS, INC.

                         419,612 Shares of Common Stock

     This Prospectus Supplement (this "Supplement") contains summary financial information for Thousand Trails, Inc., a Delaware corporation (the "Company"), for the nine and three month periods ended March 31, 1998. This Supplement should be read in conjunction with the Prospectus dated October 10, 1997 (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given to them in the Prospectus.

     The Company reported net income of $10.6 million or $1.43 per share on revenues of $55.0 million for the first nine months of fiscal 1998, which ended March 31, 1998. This compares with net income of $1.8 million or $.25 per share on revenues of $55.3 million for the same period last year, as restated.

     For the quarter ended March 31, 1998, the Company reported net income of $2.1 million or $.28 per share on revenues of $15.6 million, compared with a net loss of $32,000 or $0 per share on revenues of $15.9 million for the same period last year.

     A summary of the Company's financial results is set forth below (in millions, except for per share amounts):


                               For the Nine Months Ended       For the Three Months Ended
                                       March 31,                      March 31,
                               --------------------------      --------------------------
                                 1998            1997            1998            1997
                               ----------      ----------      ----------      ----------
                                               (Restated)                      (Restated)
CONDENSED CONSOLIDATED
  OPERATING STATEMENTS:

Total revenues                 $     55.0      $     55.3      $     15.6      $     15.9
Total expenses                      (44.0)          (53.0)          (13.4)          (15.8)
Income tax provision                  (.4)            (.5)            (.1)            (.1)
                               ----------      ----------      ----------      ----------
Net income                     $     10.6      $      1.8      $      2.1      ($       0)
                               ==========      ==========      ==========      ==========

Net income per share-basic     $     1.43      $     0.25      $     0.28      $        0
                               ==========      ==========      ==========      ==========
Weighted average shares               7.4             7.2             7.4             7.4
                               ==========      ==========      ==========      ==========




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
                                        March 31,         June 30,
                                          1998             1997
                                       -----------      -----------
                                       (Unaudited)
BALANCE SHEET DATA
Cash and cash equivalents              $       8.7      $       1.3
Receivables, net                               4.0              7.5
Campground properties                         39.4             42.8
Resort properties                              1.1              1.5
Total assets                                  61.9             63.3
PIK Notes, including deferred gain            33.0             29.4
Borrowings under Credit Agreement               --             14.1
Other notes payable                             --              0.6
Stockholders equity (deficit)                (11.5)           (22.2)

     The Company's results for the nine months ended March 31, 1998 include gains on asset sales of $3.7 million, compared with $1.6 million for the same period last year. The Company also continued to lower expenses in the current period, primarily campground operating costs, administrative expenses, and interest. In addition, the Company had $1.1 million of nonrecurring income in the current period and $1.1 million of restructuring costs in the prior period. The Company incurs minimal federal income taxes because of substantial net operating loss carry forwards.

     At the direction of the Staff of the Securities and Exchange Commission, the Company changed its accounting method and now recognizes revenue from the sale of campground memberships that do not convey a deeded interest in real estate on a straight-line basis over the expected life of the memberships sold. To show comparable results, the Company restated its financial statements for the nine and three month periods ended March 31, 1997, to reflect this change in accounting method.

     The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which was filed with the Securities and Exchange Commission on May 13, 1998, contains additional financial and other information concerning the Company as of and for the nine and three month periods ended March 31, 1998. See "Available Information" in the Prospectus.


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